UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62439/July 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13892

In the Matter of	:
	:
BVR TECHNOLOGIES LTD.	: ORDER MAKING FINDINGS
(N/K/A TECHNOPRISES LTD.),	: AND REVOKING REGISTRA-
CRYSTAL GRAPHITE CORP.,	: TIONS BY DEFAULT AS TO
DEVINE ENTERTAINMENT CORP.,	: SIX RESPONDENTS
GEE TEN VENTURES, INC.,	:
NATIONAL CONSTRUCTION, INC.	:
(N/K/A E.G. CAPITAL, INC.),	:
SHEP TECHNOLOGIES, INC., and	:
WHEREVER.NET HOLDING CORP.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 13, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by May 24, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired, and no Answers have been received.

By Order dated June 8, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The Commission accepted a settlement offer from Gee-Ten Ventures, Inc., on June 23, 2010. The time for replying to the June 8 Order has expired as to the other six Respondents, and no replies have been received. Accordingly, these six Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true as to these six Respondents.

BVR Technologies Ltd. (n/k/a Technoprises Ltd.) (TNOLF)[1] (CIK No. 874516) is an Israeli corporation located in Tel Aviv, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TNOLF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for

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[1] The short form of each issuer's name is also its stock symbol.

the period ended December 31, 2004, which reported a net loss of $20,411,000 for the period from inception through December 31, 2004. As of May 6, 2010, the common stock of TNOLF was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Crystal Graphite Corp. (CYTGF) (CIK No. 1077295) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYTGF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended August 31, 2004, which reported a net loss of $2,991,438 (Canadian) for the prior year. As of May 6, 2010, the common stock of CYTGF was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Devine Entertainment Corp. (DVNNF) (CIK No. 1317035) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DVNNF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,980,387 (Canadian) for the prior nine months. As of May 6, 2010, the common stock of DVNNF was quoted on the Pink Sheets, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2--11(f)(3).

National Construction, Inc. (n/k/a E.G. Capital, Inc.) (EGCFF) (CIK No. 1003112), is an Ontario corporation located in Brossard, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). EGCFF is delinquent in its periodic filings with the Commission, having not filed any annual reports since it filed a Form 20-F for the period ended February 28, 2003, which reported a net loss of $4,143,000 (Canadian) for the prior year.[2] On March 18, 2005, EGCFF changed its name to E.G. Capital, Inc., but failed to report that change to the Commission on Form 6-K as required by Commission rules. As of May 6, 2010, the common stock of EGCFF was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SHEP Technologies, Inc. (STLOF) (CIK No. 1135443), is a Yukon corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). STLOF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2004, which reported a net loss of $1,905,219 for the prior year. As of May 6, 2010, the common stock of STLOF was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] EGCFF also filed a Form 6-K for the period ended November 30, 2003, reporting a net loss of $338,000 (Canadian) for the prior nine months (official notice).

WHEREVER.net Holding Corp. (WNETY) (CIK No. 1109542) is a Cayman Islands corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WNETY is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8 on July 5, 2000.[3] As of May 6, 2010, the common stock of WNETY was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As described in more detail above, these six Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of BVR Technologies Ltd. (n/k/a Technoprises Ltd.), Crystal Graphite Corp., Devine Entertainment Corp., National Construction, Inc. (n/k/a E.G. Capital, Inc.), SHEP Technologies, Inc., and WHEREVER.net Holding Corp. are revoked.

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James T. Kelly
Administrative Law Judge

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[3] WNETY also filed a Form 6-K on November 14, 2000, with quarterly information for the nine-month period ended September 30, 2000 (official notice).